September 9, 2004

via U.S. Mail							via facsimile
Mr. Clarence W. Karney					Mr. Ryan Hong, Esq.
Chief Executive Officer					Richardson & Patel LLP
eFoodSafety.com, Inc. 					(310) 208-1154
1370 St. George Circle
Prescott, Arizona 86301

	Re:	eFoodSafety.com, Inc.
		Form SB-2 filed August 20, 2004
		File No. 333-118446

		Form 10-KSB for the period ending April 30, 2004
		Filed August 13, 2004
		File No. 333-68008

		Forms 10-QSB filed August 26, 2003, December 15, 2003 and
		March 15, 2004

Dear Mr. Karney:

We have limited our review of your Form SB-2 and periodic reports and have the following limited comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form 10-KSB for the fiscal year ended April 30, 2004

Item 14. Controls and Procedures, page 18
1. The second full paragraph of this section indicates that "[t]here have been no significant changes in the Company`s internal controls or in other factors since the date of the Chief Executive Officer`s and Chief Financial Officer`s evaluation that could significantly affect these internal controls, including any corrective actions with regards to significant deficiencies and material weaknesses." Revise this disclosure to comply with Item 308(c) of Regulation S-K. Specifically, provide disclosure as to whether there have been "any changes," as opposed to "significant changes." Consult the last paragraph of section II.J. found in Release No. 33-8238 for additional guidance. Revise this language in the Forms 10-QSB cited above.
Closing Comments

	Please amend the above filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, you should furnish a letter, at the time of such request, acknowledging that

?	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
?	the company may not assert this action as defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date. We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct all questions relating to the above comments to Jason Wynn, at (202) 824-5665, or in his absence, to Jennifer Zatkowski, at
(202) 942-1911.   Direct all correspondence to the following ZIP
code:  20549-0405.

							Sincerely,



							H. Roger Schwall
							Assistant Director


cc: 	J. Wynn
J. Zatkowski

eFoodSafety.com, Inc.
September 9, 2004
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

       DIVISION OF
CORPORATION FINANCE

eFoodSafety.com, Inc.
September 9, 2004
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